Exhibit 99.8

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

Dallas, Texas 75244

February 20, 2014

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2013 (the “Reports”), and the information contained in our Reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2013, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758), and (iv) Encana Corporation’s Registration Statement on Form F-10 (File No. 333-181196), filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON

Texas Registered Engineering Firm F-716